EXHIBIT 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

Merit Medical Systems, Inc. (“Merit” “we” “us” or “our”) has one class of securities, our common stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The general terms and provisions of our common stock are summarized below. The below summary does not purport to be complete, and is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, as amended, referred to herein as our “Articles,” and our Second Amended and Restated Bylaws, referred to herein as our “Bylaws,” each of which have been filed as exhibits to our most recent Annual Report on Form 10-K, of which this exhibit is a part, and the applicable provisions of the Utah Code. We encourage you to review complete copies of our Articles and Bylaws and the applicable provisions of the Utah Code for additional information.

Authorized Capital Stock

We are authorized to issue 100,000,000 shares of common stock, no par value per share. We are also authorized to issue 5,000,000 shares of preferred stock, no par value per share. As of February 21, 2025, approximately 58,834,568 shares of common stock, and no shares of preferred stock, were issued and outstanding.

Description of Common Stock

Voting Rights.     Holders of outstanding shares of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders. Our common stock does not have cumulative voting rights.

Dividend Rights.     Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for dividend payments. We have never issued a cash dividend on our common stock and do not anticipate doing so in the foreseeable future.

Liquidation Rights.     In the event of any liquidation, dissolution or winding-up of our affairs, holders of outstanding common stock at such time will be entitled to share ratably in our assets that are legally available for such purpose after payment or provision for payment of all of our debts and obligations, and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Other Rights and Preferences.     The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Listing

Our common stock is listed on the NASDAQ Global Select Market under the symbol "MMSI."

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ZB, National Association, dba Zions Bank.

Description of Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, in one or more series, from time to time, with such rights and preferences as determined by our Board of Directors with respect to such series.

EXHIBIT 4.2

Anti-Takeover Effects of Provisions of Utah Law and Our Charter Documents

Director Liability.  Our Articles limit the personal liability of our directors to our company and our shareholders to the fullest extent permitted by applicable law. The inclusion of this provision in our Articles may reduce the likelihood of derivative litigation against our directors and may discourage or deter shareholders or management from bringing a lawsuit against our directors for breach of their duty of care.

Shareholder Action and Meetings of Shareholders.    Our Bylaws provide that shareholders wishing to propose business to be brought before a meeting of shareholders will be required to comply with various advance notice requirements. The inclusion of this provision in our Bylaws may deter our shareholders from submitting proposals for consideration at a meeting of shareholders.

Classified Board of Directors.    Our Articles provide for our Board of Directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. We believe the classified board provision will help to assure the continuity and stability of our Board of Directors and the business strategies and policies of our company as determined by the Board of Directors. The classified board provision could also have the effect of discouraging a third party from making a tender offer or attempting to obtain control of our company. In addition, the classified board provision could delay shareholders who do not agree with the policies of the Board of Directors from removing a majority of the directors for two years.

Authorized but Unissued Shares.    Our authorized capital stock consists of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of February 21, 2025, we had 58,834,568 shares of common stock outstanding and no shares of preferred stock outstanding. Accordingly, our Articles would permit us to issue up to 34,288,671 additional shares of common stock (after taking into account 6,876,760 shares reserved for issuance under existing employee benefit plans or existing equity awards), and up to 5,000,000 shares of preferred stock. However, such issuances would be subject to the rules of the NASDAQ Global Select Market, which in some cases may require shareholder approval or impose other limitations. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Utah Control Shares Acquisitions Act.    We are subject to the Control Shares Acquisitions Act, or Control Shares Act, as set forth in Section 61-6-1 to 61-6-12 of the Utah Code.

The Control Shares Act provides that any person or entity that acquires control shares of an issuing public corporation in a control share acquisition is denied voting rights with respect to the acquired shares, unless a majority of the disinterested shareholders of the issuing public corporation elects to restore such voting rights.

For purposes of the Control Shares Act:

• person or entity acquires "control shares" whenever it acquires shares that, not considering application of the Control Shares Act, would bring its voting power after the acquisition within any of the following ranges of voting power of the issuing public corporation: (i) 1/5 to (but less than) 1/3 of all voting power, (ii) 1/3 to (but less than) a majority of all voting power; or (iii) a majority or more of all voting power;

•an "issuing public corporation" is any Utah corporation, other than a depository institution, that has (a) 100 or more shareholders, (b) a principal place of business, principal office or substantial assets within Utah, and (c) more than 10% of its shareholders resident in Utah, more than 10% of its shares owned by Utah residents or 10,000 shareholders resident in Utah; and

•"control share acquisition" is generally defined as the direct or indirect acquisition (including through a series of acquisitions) of either ownership or voting power associated with issued and outstanding control shares (excluding voting power pursuant to a revocable proxy solicited by the issuing public corporation or its board of directors in connection with meetings of its shareholders).

EXHIBIT 4.2

Under the Control Shares Act, any person or entity that acquires control shares pursuant to a control share acquisition acquires voting rights with respect to those shares only to the extent consent is granted by a majority of the disinterested shareholders of each class of capital stock outstanding prior to the acquisition. To obtain such consent, the acquiring person may file an "acquiring person statement" with the issuing public corporation setting forth the number of shares acquired and certain other specified information. Upon delivering the statement, an acquiring person or entity may request a special meeting of shareholders if it undertakes to pay the issuing public corporation's expenses of a special shareholders' meeting. Following receipt of such a request and undertaking, the directors of an issuing public corporation must call a special meeting (generally within 50 days) to consider the voting rights to be given to the shares acquired or to be acquired in the control shares acquisition. If no request for a special meeting is made, the voting rights to be accorded the control shares are to be presented at the issuing public corporation's next special or annual meeting of shareholders.

If either (i) the acquiring person does not file an acquiring person statement with the issuing public corporation or (ii) the shareholders do not vote to restore voting rights to the control shares, the issuing public corporation may, if its articles of incorporation or bylaws so provide, redeem the control shares from the acquiring person at fair market value. Our Articles and Bylaws do not currently provide for such a redemption right.

Unless otherwise provided in the articles of incorporation or bylaws of an issuing public corporation, all shareholders are entitled to dissenters' rights if the control shares are accorded full voting rights and the acquiring person has obtained control shares with at least a majority of voting power. Notice of such dissenter's rights must be sent to shareholders as soon as practicable thereafter. Our Articles and Bylaws do not currently deny such dissenters' rights.

The directors or shareholders of a corporation may elect to exempt the stock of the corporation from the provisions of the Control Shares Act through adoption of a provision to that effect in the corporation's articles of incorporation or bylaws. To be effective, such an exemption must be adopted prior to the control shares acquisition. Neither our directors nor our shareholders have taken any such action.

We expect the Control Shares Act to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors. The Control Shares Act may also discourage takeover attempts that might result in a premium over the market price for the shares of common stock held by our shareholders.

Business Combinations.    Under Sections 16-10a-1801 to 16-10a-1804 of the Utah Code and certain amendments to Section 16-10a-840 of the Utah Code, all of which took effect on May 9, 2017, we are prohibited from entering into a business combination, such as a merger, consolidation, recapitalization, asset sale, or disposition of stock, with any person that meets the definition of "interested shareholder" (discussed further below), including any entity that is, or after the business combination would be, an affiliate or associate of an interested shareholder, for a period of five years after the date such person became an interested shareholder, unless one of the of the following conditions is met:

• the business combination, or the acquisition of stock that resulted in the person becoming an interested shareholder, was approved by our Board of Directors prior to the person becoming an interested shareholder;

• the business combination is approved by a majority of our non-interested shareholders at a meeting called no earlier than five years after the date the person first became an interested shareholder; or

• the cash and other consideration to be delivered to the holder of each share of our common stock meets certain minimum value criteria.

For purposes of the business combination provisions, an "interested shareholder" includes any person who owns (or, in the case of affiliates and associates, did own within the last five years) 20% or more of that corporation's voting stock.

These amendments may have an anti-takeover effect with respect to such business combinations.